                                                                                                                                                                                                          EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2014	2013
Income before income taxes (1)	$2,983	$3,611

Add: fixed charges, excluding capitalized interest	384	366

Income as adjusted before income taxes	$3,367	$3,977

Fixed charges:
Interest expense	$260	$244
Capitalized interest	21	15
Portion of rental expense representative of interest	124	122

Total fixed charges	$405	$381

Ratio of earnings to fixed charges	8.31	10.44

(1) Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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